Exhibit 12.1

Parker Drilling Company

Computation of Ratio of Earnings to Fixed Charges

(in thousands, except ratio amounts)

	Three Months Ended March 31, 2012	Fiscal Year Ended December 31,
		2011	2010	2009	2008	2007
Earnings before Income Taxes and Fixed Charges	49,701	(40,366)	40,768	41,155	60,790	167,884
Income Taxes	14,644	(14,767)	26,213	560	8,843	37,723

Total Earnings before Fixed Charges	35,057	(25,599)	14,555	40,595	51,947	130,161
Fixed Charges
Interest Expense	8,037	22,663	26,805	29,450	24,533	25,157
Amortization of Deferred Financing Costs	629	2,189	2,211	1,878	1,856	926

Total Fixed Charges	8,666	24,852	29,016	31,328	26,389	26,084

Ratio of Earnings to Fixed Charges	5.7x	(1)	1.4x	1.3x	2.3x	6.4x

(1)	For the year ended December 31, 2011, earnings were deficient to cover fixed charges by $40.4 million, which was primarily due to a pre-tax, non-cash charge to earnings of $170.0 million related to the impairment of our two Alaska rigs.